UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: February, 2018

Commission File Number: 001-38336

NUTRIEN LTD.

(Name of registrant)

Suite 500, 122 – 1st Avenue South Saskatoon, Saskatchewan S7K 7G3 Canada	13131 Lake Fraser Drive S.E. Calgary, Alberta T2J 7E8 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report on Form 6-K shall be incorporated by reference into the registrant’s Registration Statements on Form S-8 (File Nos. 333-222384 and 333-222385) under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NUTRIEN LTD.

Date: February 26, 2018	By:	/s/ Robert A. Kirkpatrick
	Name:	Robert A. Kirkpatrick
	Title:	VP, General Counsel, Securities & Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Audited Annual Financial Statements

99.2	Business Acquisition Report

99.3	Joint consent of KPMG LLP and Deloitte LLP

99.4	Consent of KPMG LLP

99.5	Consent of Deloitte LLP